SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                    First Union Real Estate Equity and
                           Mortgage Investments

                             (Name of Issuer)

                Series A Cumulative Convertible Redeemable
           Preferred Shares of Beneficial Interest, par value $25
           ------------------------------------------------------
                       (Title of Class of Security)

                                 337400303
                               (CUSIP Number)
                               --------------

                             W. Edward Scheetz
                   c/o Apollo Real Estate Advisors, L.P.
                        1301 Avenue of the Americas
                         New York, New York 10019
                         Telephone: (212) 261-4000
               ---------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              With a copy to:

                           Patrick J. Foye, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                            New York, NY 10022
                         Telephone: (212) 735-2274

                             November 21, 1996
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

  Check the following box if a fee is being paid with the statement: [X]


                                SCHEDULE 13D

 CUSIP No.

---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     APOLLO REAL ESTATE INVESTMENT FUND II, L.P.
---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (X)
                                                                 (b) ( )
---------------------------------------------------------------------------
  3   SEC USE ONLY
---------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     AF
---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          ( )
     PURSUANT TO ITEMS 2(d) or 2(e)
---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
---------------------------------------------------------------------------
                                7  SOLE VOTING POWER
                                   0
       NUMBER OF               --------------------------------------------
        SHARES                  8  SHARED VOTING POWER
     BENEFICIALLY                  219,400
       OWNED BY                --------------------------------------------
        EACH                    9  SOLE DISPOSITIVE POWER
      REPORTING                    0
       PERSON                  --------------------------------------------
        WITH                   10  SHARED DISPOSITIVE POWER
                                   219,400
---------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     219,400
---------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES
---------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.54%
---------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
     PN
---------------------------------------------------------------------------



                                SCHEDULE 13D

 CUSIP No.

---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     APOLLO REAL ESTATE ADVISORS II, L.P.
---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (X)
                                                                 (b) ( )
---------------------------------------------------------------------------
 3   SEC USE ONLY
---------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     WC, OO
---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          ( )
     PURSUANT TO ITEMS 2(d) or 2(e)
---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
---------------------------------------------------------------------------
                                7  SOLE VOTING POWER
                                   0
       NUMBER OF               --------------------------------------------
        SHARES                  8  SHARED VOTING POWER
     BENEFICIALLY                  219,400
       OWNED BY                --------------------------------------------
        EACH                    9  SOLE DISPOSITIVE POWER
      REPORTING                    0
       PERSON                  --------------------------------------------
        WITH                   10  SHARED DISPOSITIVE POWER
                                   219,400
---------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      219,400
---------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES  ( )
---------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.54%
---------------------------------------------------------------------------
  14  type of reporting person
      PN
---------------------------------------------------------------------------


               This Schedule 13D is being filed by Apollo Real Estate Investment Fund II, L.P. and Apollo Real Estate Advisors II, L.P. with respect to the Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest, par value $25 per share (the "Preferred Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union").

   Item 1.     Security and Issuer.

               This statement relates to the Preferred Shares of First Union. The principal executive offices of First Union are located at 55 Public Square, Suite 1900, Cleveland, Ohio 44113.

   Item 2.     Identity and Background.

               (a)-(c), (f). This statement is being filed jointly by Apollo Real Estate Investment Fund II, L.P. ("AREIF II"), a limited partnership organized under the laws of Delaware and Apollo Real Estate Advisors II, L.P. ("AREA II"), a limited partnership orga-nized under the laws of Delaware. AREIF II and AREA II are some-times collectively referred to herein as the "Reporting Persons".

               AREIF II is principally engaged in the business of investment in real estate-related interests. The address of AREIF II's principal executive office and principal business is c/o Apollo Real Estate Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

               AREA II is the managing general partner of AREIF II. AREA II is principally engaged in the business of serving as manag-ing general partner of AREIF II. The address of AREA II's principal executive office and principal business is c/o Apollo Real Estate Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

               The sole general partner of AREA II is Apollo Real
   Estate Capital Advisors II, Inc., a Delaware corporation ("Capital Advisors II"). Capital Advisors II is principally engaged in the business of serving as general partner of AREA II.

               Information attached hereto as Schedule I is information concerning the general partners of the Reporting Persons and the executive officers and directors of Capital Advisors II, which information is required to be disclosed in response to Item 2 and general instruction C to Schedule 13D. Each of such persons is a citizen of the United States. All such persons on Schedule I disclaim beneficial ownership of and any pecuniary interest in the Preferred Shares beneficially owned by the Reporting Persons.

               (d) and (e). Neither AREIF II, AREA II, Capital Advi-sors II, nor, to the best of these entities knowledge, any of the individuals named in Schedule I hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent juris-diction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


   Item 3.     Source and Amount of Funds or Other Consideration.

               In connection with the purchase of the Preferred Shares, the Reporting Persons purchased an aggregate of 219,400 Preferred Shares for a total amount of approximately $7,345,000 as of the date hereof. The purchases were financed with cash on hand and borrowed funds pursuant to a margin loan made in the ordinary course of business by a registered broker-dealer.

   Item 4.     Purpose of the Transaction.

               The Reporting Persons acquired beneficial ownership of the Preferred Shares in the ordinary course of business for invest-ment purposes and not with the purpose of changing or influencing control of First Union. The Reporting Persons have considered various alternative proposals to increase the value of their Pre-ferred Shares and may from time to time consider implementing such alternatives. In this respect, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to First Union's trustees, to acquire addi-tional shares of Preferred Shares from time to time or to sell or otherwise dispose of all or part of the Preferred Shares beneficial-ly owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

   Item 5.      Interest in Securities of the Issuer.

               (a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 219,400 Preferred Shares which represents approximately 9.54% of the outstanding Preferred Shares of First Union.

               (b) The Reporting Persons share the voting and disposi-tive power with respect to the 219,400 Preferred Shares which they beneficially own.

               To the best of the Reporting Persons' knowledge, none of the individuals listed on Schedule I owns any Preferred Shares or can vote or direct the vote of any Preferred Shares, nor can any such individual dispose or direct the disposition of any Preferred Shares.

               (c) Except as set forth on Schedule II, no person named in response to paragraph (a) of this Item has effected any transac-tion in the Preferred Shares during the past sixty days.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Shares.

               (e)  Not applicable.

   Item 6.     Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the Issuer.

   Not applicable.

   Item 7.     Material to be Filed as Exhibits.

   Not applicable.




                                 SCHEDULE I

               The following sets forth information with respect to the executive officers and directors of Capital Advisors II, which is the sole general partner of AREA II.

               Messrs. Leon D. Black, John J. Hannan and William L. Mack are executive officers and directors of Capital Advisors II. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Apollo Capital Manage-ment, Inc., a Delaware corporation ("Apollo Capital"), and of Lion Capital Management, Inc., a Delaware corporation ("Lion Manage-ment"). Messrs. Black and Hannan are founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), Lion Advisors, L.P. ("Lion Advisors"), and together with Mr. Mack of Apollo Real Estate Advi-sors II, L.P. The principal occupation of Mr. Mack is to act as a consultant to Apollo Advisors and as a principal to Apollo Real Estate Advisors, L.P. and to act as President and Managing Partner of the Mack Organization, an owner and developer of and investor in office and industrial buildings and other commercial properties.
   The principal business of Apollo Advisors and of Lion Advisors is to provide advice regarding investments in securities and the principal business of Apollo Real Estate Advisors, L.P. is to provide advice regarding investments in real estate and real estate-related invest-ments. The business address of each of Messrs. Black, Hannan and Mack is c/o Apollo Real Estate Management II, L.P., 1301 Avenue of the Americas, New York, New York 10019.


                                SCHEDULE II

                       TRANSACTIONS IN THE SECURITIES

               Set forth below are the transactions in the Preferred Shares that were effected during the past sixty days by AREIF II through its registered broker-dealer in New York.

                        Number of Preferred
          Date                  Shares             Price per Share

        11/11/96                25,700                $30.1196
        11/12/96                10,200                 32.9608

        11/14/96                11,700                 34.3750
        11/15/96                16,000                 33.9570

        11/21/96               153,200                 33.9570
        11/25/96                 2,600                  33.500



                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.

   Dated:   December 2, 1996

                  APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                  By:   Apollo Real Estate Advisors II, L.P.
                        Managing Member

                  By:   Apollo Real Estate Capital Advisors II, Inc.
                        General Partner

                        By:  /s/   Michael D. Weiner
                             ------------------------------------------------
                        Name: Michael D. Weiner
                        Title:  Vice President,
                                Apollo Real Estate Capital Advisors II, Inc.

                  APOLLO REAL ESTATE ADVISORS II, L.P.

                  By:   Apollo Real Estate Capital Advisors II, Inc.
                        General Partner

                        By: /s/  Michael D. Weiner
                            ------------------------------------------------
                        Name: Michael D. Weiner
                        Title:  Vice President,
                                Apollo Real Estate Capital Advisors II, Inc.